                                       Filed by: Dominion Resources Inc.

                                       Pursuant to Rule 425 under the
                                       Securities Act of 1933 and deemed
                                       filed under Rule 14a-6 under the
                                       Securities Exchange Act of 1934

                                       Subject Company: Louis Dreyfus Natural
                                                        Gas Corp.
                                       Commission File: 1-12480

The date of this Supplement is October 17, 2001


[LOUIS DREYFUS NATURAL GAS CORP. LOGO]

                        SUPPLEMENT TO PROXY STATEMENT/
                      PROSPECTUS DATED SEPTEMBER 27, 2001

  This supplement provides additional information relating to the Special Meeting of Shareholders of Louis Dreyfus Natural Gas Corp., to be held October 30, 2001 at the principal corporate office of Louis Dreyfus, 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma at 10:00 a.m., central time, to consider the proposed merger with a subsidiary of Dominion Resources, Inc.

  This supplement should be read in conjunction with the Louis Dreyfus and Dominion Proxy Statement/Prospectus dated September 27, 2001 previously provided to you, referred to in this supplement as the "proxy statement/prospectus."

Additional Information Concerning "The Merger -- Background to the Merger" (proxy statement /prospectus, p. 23)

  The proxy statement/prospectus discloses that representatives of Louis Dreyfus expressed disappointment with Dominion's proposed merger consideration of $42.00 on August 14, 2001, which resulted in Dominion increasing the proposed consideration to $44.00 on August 16, 2001. This expression of disappointment was intended to cause Dominion to increase the proposed consideration in the context of negotiations and did not necessarily reflect the opinion of the Louis Dreyfus representatives as to the fairness of the proposed consideration to the shareholders of Louis Dreyfus. On September 9, 2001, the Louis Dreyfus board of directors approved the merger, which at that date was valued at $40.24 per share of Louis Dreyfus. As disclosed in the proxy statement/prospectus, natural gas prices declined during this period which was the principal reason the board of directors concluded to recommend a merger at a lower price than was originally proposed by Dominion. The average 12 month forward price of natural gas declined by approximately 19% between August 16, 2001 and September 7, 2001.

  When it approved the proposed merger at its meeting on September 9, 2001, the Louis Dreyfus board of directors also considered certain background and due diligence information concerning Dominion provided by its financial advisor Lehman Brothers. Among other things, the board of directors reviewed the portion of Lehman Brothers' financial analysis relating to the valuation of Dominion's common stock. See "The Merger-- Opinion of Financial Advisor -- Valuation Analysis: Dominion," at page 40 of the proxy statement/prospectus.

Additional Information Concerning "The Merger -- Opinion of Financial Advisor -- About Lehman Brothers" (proxy statement/prospectus, p. 44)

  As disclosed in the proxy statement/prospectus, Louis Dreyfus has paid an advisory fee of $1 million to Lehman Brothers, which included a $750,000 fee for delivery of its fairness opinion to the board of directors on September 9, 2001. Under the terms of the engagement letter with Lehman Brothers, the obligation of Louis Dreyfus to pay the fairness opinion fee was not contingent upon Lehman Brothers' opinion being favorable. Upon closing of the merger with Dominion, Louis Dreyfus is obligated to pay Lehman Brothers an additional $7 million. Lehman Brothers' aggregate fee of $8 million represented approximately 0.4% of the total consideration offered by Dominion to the Louis Dreyfus shareholders based on Dominion's stock price on the day preceding announcement of the merger. If Louis Dreyfus were to accept a superior proposal, should one be made, Lehman Brothers would be entitled to receive a fee of 0.50% of the total consideration offered to the Louis Dreyfus shareholders.

  As disclosed in the proxy statement/prospectus, Lehman Brothers has performed various investment banking services for Dominion in the past and has received customary fees for these services. Lehman Brothers also expects to continue to provide such investment banking services to Dominion in the future. Lehman Brothers advised the board of directors of Louis Dreyfus of its prior representation of Dominion prior to the board's authorizing the engagement of Lehman Brothers as its financial advisor. The directors of Louis Dreyfus determined that the services performed by Lehman Brothers for Dominion did not constitute a material conflict of interest which would preclude Lehman Brothers from providing an independent opinion concerning the fairness of the proposed merger consideration to the shareholders of Louis Dreyfus. Such services within the past three years include having advised Dominion in connection with its acquisition of Consolidated Natural Gas Company and various financings in the capital markets. With respect to these services, Dominion has paid Lehman Brothers an aggregate amount of approximately $25 million over the past three years.

Additional Information Concerning "The Merger -- Interests of Certain Persons in the Merger" (proxy statement/prospectus, p. 51)

  The proxy statement/prospectus discloses that the executive officers of Louis Dreyfus will receive change in control payments payable under pre-existing change in control agreements when the merger is consummated. These change in control agreements were originally put in place in 1998 and provide for severance payments in the event an executive officer is terminated or resigns following a substantial reduction in responsibilities after a change in control. Dominion and Louis Dreyfus agreed as a part of the merger agreement that the payments would be made at the closing of the merger because it was understood that the executive officers would either be terminated after the merger or their duties and titles would be substantially reduced, which in either case, would entitle them to payment under the change in control agreements. None of the Louis Dreyfus executive officers have been offered employment by Dominion after the merger, other than Ronnie K. Irani who will be employed on an "at will" basis as Senior Vice President--Oklahoma City Division of the surviving corporation.

Additional Information Concerning "The Merger -- Louis Dreyfus Shareholder Lawsuit Regarding the Merger" (proxy statement/prospectus, p. 53)

  Louis Dreyfus and the plaintiff in the purported class action lawsuit filed in Oklahoma County, Oklahoma disclosed in the proxy statement/prospectus have reached an agreement to settle such action. The settlement agreement required Louis Dreyfus to issue this supplement. The settlement is subject to approval of the court.

Proxies

  You are encouraged to submit your proxy for the Special Meeting of Shareholders if you have not already done so. A shareholder may revoke a proxy at any time prior to its exercise by submitting to the corporate secretary of Louis Dreyfus at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma a written notice of revocation or a completed later-dated proxy card, or by attending the special meeting and voting in person.

  You may obtain copies of the proxy statement/prospectus dated September 27, 2001 and the information incorporated by reference in it without charge from Dominion or Louis Dreyfus upon written or oral request to contacts shown below. To obtain timely delivery of this information, please make your request by October 23, 2001.

Corporate Secretary       Corporate Secretary
Dominion Resources, Inc.  Louis Dreyfus Natural Gas Corp.
120 Tredegar Street       14000 Quail Springs Parkway, Suite 600
Richmond, Virginia 23219  Oklahoma City, Oklahoma 73134
(804) 819-20000           (405) 749-1300

Copies of the proxy statement/prospectus are also available at the SEC's web site at http://www.sec.gov.